Form 51-102F3

Material Change Report

1.	Name and Address of Company

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

September 5, 2008

3.	News Release

A news release was issued on September 4, 2008 through PR Newswire and was filed with regulatory authorities in Canada. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

The Company announced that it had agreed to sell a royalty portfolio for US$20 million to International Royalty Corporation (TSX:IRC, AMEX:ROY).

5.	Full Description of Material Change

The Company concluded an agreement to sell its portfolio of royalty interests for US$20 million to International Royalty Corporation (TSX:IRC, AMEX:ROY). The royalty package comprises four royalty interests, including a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory; a 3 percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina. The sale is expected to close in two parts, one immediately for the Yukon, Montana and Dominican Republic royalty interests, and a second closing for the Argentinean royalty, which, for an interim period, remains subject to a right of first refusal.

A copy of the Royalty Purchase and Sale Agreement is attached hereto as Schedule B.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone  (303) 278-8464 (X141)

9.	Date of Report

September 5, 2008

SCHEDULE A

PRESS RELEASE

FOR IMMEDIATE RELEASE	September 4, 2008

ATNA AGREES TO SELL ROYALTY PORTFOLIO FOR US$20 MILLION

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that it has concluded an agreement to sell its portfolio of royalty interests for US$20 million to International Royalty Corporation (TSX:IRC, AMEX:ROY). The royalty package comprises four royalty interests, including a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory; a 3 percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina. The sale is expected to close in two parts, one immediately for the Yukon, Montana and Dominican Republic royalty interests, and a second closing for the Argentinean royalty, which, for an interim period, remains subject to a right of first refusal.

“Completing this transaction is a major step in implementing our internal growth and funding strategy. The sale provides 100 percent of the funds required to put our Briggs Mine into operation by early 2009, while providing additional funds for corporate use and for project development at our Pinson, Reward and Columbia gold projects. Our goal is to build responsible gold production and future cash flow while minimizing dilution to our shareholders. This sale is an important step in accomplishing our goal,” states James Hesketh, President & COO.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the ultimate closing of the royalty package sale and the funding required to put Atna’s Briggs Mine into operation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION, CONTACT:
Valerie Kimball, Investor Relations – (303) 278-8464 or toll free (877) 692-8182
James Hesketh, President and COO – (303) 278-8464
www.atna.com

SCHEDULE B

ROYALTY PURCHASE AND SALE AGREEMENT

ROYALTY PURCHASE AND SALE AGREEMENT

ATNA RESOURCES LTD., CANYON RESOURCES CORPORATION,

CR INTERNATIONAL CORPORATION

INTERNATIONAL ROYALTY CORPORATION,

IRC NEVADA INC.

TABLE OF CONTENTS

1.	Definitions And Interpretation		1
	1.1	Definitions	1
	1.2	Gender and Number	5
	1.3	Headings	6
	1.4	Currency	6
	1.5	Schedules	6
2.	Purchase And Sale Of Royalties		6
	2.1	Purchase and Sale	6
	2.2	Purchase Price	7
	2.3	Title and Property	7
	2.4	Risk	7
3.	Pre-Closing Obligations		7
	3.1	General	7
	3.2	Further Encumbrances and Dispositions	8
	3.3	No Amendment	8
4.	Other Covenants Of Vendors		8
	4.1	Covenant as to Validity of Royalties	8
	4.2	Notices and Other Documents	8
	4.3	Registration of Interest	9
	4.4	Financial and Technical Information	9
5.	Representations, Warranties And Acknowledgements		9
	5.1	Representations and Warranties of the Vendors	9
	5.2	Representations and Warranties of the Purchaser	12
	5.3	No Implied Representations or Warranties	13
	5.4	Due Diligence	13
	5.5	Registration of Assignments	13
6.	Pre-Closing Covenants		13
	6.1	Mina Cancha Right of First Refusal	13
7.	Conditions Of First Closing		14
	7.1	Mutual Conditions	14
	7.2	Purchaser’s Conditions	14
	7.3	Vendors’ Conditions	14
8.	Conditions Of First Closing		15
	8.1	Mutual Conditions	15
9.	Exercise Of Third Party Purchase Rights		15
	9.1	Mina Cancha Right of First Refusal	15
10.	Termination		15
	10.1	Unfulfilled Conditions	15
	10.2	Rights and Remedies for Breach Survive	16

11.	First Closing		16
	11.1	Time and Place	16
	11.2	Documents to be Delivered and Payments to be Made by the Purchaser	16
	11.3	Documents to be Delivered by the Vendor	17
	11.4	Concurrent Delivery	17
12.	Second Closing		17
	12.1	Time and Place	17
	12.2	Documents to be Delivered by the Purchaser	17
	12.3	Documents to be Delivered by the Vendor	18
	12.4	Concurrent Delivery	18
13.	Assumption Of Liabilities; Related Indemnities		18
	13.1	Assumed Liabilities	18
	13.2	Payment of Certain Taxes on Sale and Transfer	19
	13.3	Indemnification by Purchaser	19
	13.4	Indemnification by Vendors	19
	13.5	Claims of Indemnity	20
14.	Survival Of Representations, Warranties And Covenants		21
	14.1	Vendors’ Representations, Warranties and Covenants	21
	14.2	Purchaser’s Representations, Warranties and Covenants	21
15.	Miscellaneous		22
	15.1	Confidentiality	22
	15.2	Expenses	22
	15.3	Public Announcements	22
	15.4	Notices	22
	15.5	Entire Agreement	23
	15.6	Amendments and Waivers	23
	15.7	Severability	23
	15.8	Assignment	23
	15.9	Enurement	24
	15.10	Conflict Between Documents	24
	15.11	Time	24
	15.12	Governing Law	24
	15.13	Execution	24

SCHEDULE A.1 - MCDONALD ROYALTY AGREEMENT
SCHEDULE A.2 - WOLVERINE ROYALTY AGREEMENT
SCHEDULE A.3 - MINERA HISPANIOLA ROYALTY AGREEMENT
SCHEDULE A.4 - MINA CANCHA ROYALTY AGREEMENT
SCHEDULE B.1 - FORM OF ASSIGNMENT - MCDONALD ROYALTY
SCHEDULE B.2 - FORM OF ASSIGNMENT - WOLVERINE ROYALTY
SCHEDULE B.3 - FORM OF ASSIGNMENT - MINERA HISPANIOLA ROYALTY
SCHEDULE B.4 - FORM OF ASSIGNMENT - MINA CANCHA ROYALTY
SCHEDULE C - ALLOCATION OF PURCHASE PRICE

ROYALTY PURCHASE AND SALE AGREEMENT

This Agreement made as of the 3rd day of September, 2008.

Between:

Atna Resources Ltd. (“Atna”), a British Columbia corporation, and its subsidiaries, Canyon Resources Corporation, a Delaware corporation, and CR International Corporation, a Colorado corporation, each having an office at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

(collectively the “Vendors” and each a “Vendor”)

And:

International Royalty Corporation (“IRC”), a Canadian corporation, IRC Nevada Inc. (“IRC Nevada”), a Nevada corporation, each having an office at 10 Inverness Drive East, Suite 104, Englewood, Colorado 80112

(collectively the “Purchasers” and each a “Purchaser”)

Whereas:

A.	The Vendors own the Royalties (as defined herein); and

B.	The Vendors wish to sell, and the Purchasers wish to purchase, the Royalties on the terms and conditions set forth in this Agreement.

Witnesseth that in consideration of the premises and the mutual covenants, agreements, representations, warranties and payments contained in this Agreement, the Parties agree with each other as follows:

1.	Definitions And Interpretation

1.1	Definitions

Unless the context otherwise requires, where used in this Agreement the following terms shall have the respective meanings set out below, and grammatical variations of such terms shall have corresponding meanings:

(a)	“Assignments” means the assignments referred to in Sections 11.3(a) and 12.3;

(b)	“Assumed Liabilities” has the meaning set forth in Section 13.1;

(c)
“Books and Records” means all, or true copies of all, title documents, Royalty Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalties, belonging to or in the control of the Vendors;

(d)	“Business Day” means any day that is not a Saturday or Sunday or a statutory holiday in either Denver, Colorado or Vancouver, British Columbia;

(e)	“Charter Documents” means articles, articles of incorporation, notice of articles, memoranda, by-laws or any similar constating document of a corporate entity;

(f)	“Closing Date” means the First Closing Date or the Second Closing Date, as the case may be;

(g)	“Closings” means the First Closing and the Second Closing and “Closing” means the First Closing or the Second Closing, as the context dictates;

(h)	“Confidentiality Agreement” means the Confidentiality Agreement dated May 14, 2008 between Atna and IRC;

(i)	“Contract” means any contract, agreement, instrument, lease, indenture, engagement, transaction and commitment, whether written or oral;

(j)	“Effective Date” means the date of this Agreement;

(k)	“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(1)
a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect of any of the foregoing;

(2)	a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(3)	an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(4)	any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(5)	any agreement to create, or right capable of becoming, any of the foregoing;

(l)	“Environmental Laws” means all Laws relating to the environment or the protection thereof (or both), including with respect to the following substances or the transportation thereof (or both):

(1)	any substance, waste or material the presence of which requires reporting, investigation, removal and remediation under any Laws;

(2)	any substance that is defined as a pollutant, contaminant, dangerous substance, toxic substance, hazardous or toxic chemical, hazardous waste or hazardous substance under any Laws;

(3)	any substance that is toxic, explosive, corrosive, flammable, ignitable, infectious, carcinogenic or otherwise hazardous and is regulated by or forms the basis of liability under any Laws;

(4)
any substance the presence of which on a property causes or threatens to cause a nuisance upon the property or to adjacent properties or poses or threatens to pose a hazard to health or safety of persons on or about a property;

(5)	any substance that contains gasoline, diesel fuel or other petroleum hydrocarbons, including crude oil and fractions thereof, natural gas, synthetic gas and any mixtures thereof;

(6)	any substance that contains asbestos or asbestos-containing materials (or both); or

(7)	any substance that contains PCBs, or PCB-containing materials or fluids;

(m)
“Environmental Liabilities” means liabilities arising under any Environmental Laws to which any Purchaser or the Vendors or any one of them may be subject which arise or accrue on or after the First Closing or the Second Closing, as the case may be, and that relate to:

(1)
the presence, on or within the Mineral Properties of any reagent, chemical, contaminant, pollutant, dangerous substance, liquid and industrial waste, industrial effluents, or hazardous substance (collectively called the “Substances”);

(2)
the environmental conditions of the air, water, surface or subsurface of the Mineral Properties resulting directly or indirectly from the use, storage, transportation, disposal or discharge of any Substances in, about or relating to the Mineral Properties, or mining operations carried out thereon; and

(3)	any environmental damage or similar condition relating to the Mineral Properties;

(n)	“First Closing” has the meaning assigned to it in Section 11.1;

(o)	“First Closing Date” means, unless otherwise agreed in writing by the Parties, September 4, 2008;

(p)
“Governmental Authority” means a federal, state, provincial, regional, municipal or local government in Argentina, Canada, Dominican Republic or the United States or a subdivision thereof including an entity, person, court or other body or organization exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government or subdivision;

(q)
“Knowledge of the Vendors” means the actual knowledge of the officers and directors of the Vendors, without any duty of inquiry with nothing being imputed or deemed to be known even if accessible means of knowledge exist;

(r)
“Laws” means all laws, statutes, ordinances, regulations, rules and orders of any Governmental Authority applicable to a Party, this Agreement, the Royalties or the Mineral Properties, including without limitation labour, tax, securities and Environmental Laws;

(s)	“McDonald Royalty” means the royalty payable to the Vendors or any of them under the McDonald Royalty Agreement;

(t)	“McDonald Royalty Agreement” means the agreement(s) attached as Schedule A.1;

(u)
“Mina Cancha Right of First Refusal” means the right of Minera el Desquite S.A. to acquire the Mina Cancha Royalty upon receiving notice of the proposed assignment of the Mina Cancha Royalty to IRC in accordance with the terms hereof pursuant to the Mina Cancha Royalty Agreement;

(v)	“Mina Cancha Royalty” means the royalty payable to the Vendors or any of them under the Mina Concha Royalty Agreement;

(w)	“Mina Cancha Royalty Agreement” means the agreement(s) attached as Schedule A.4;

(x)	“Minera Hispaniola Royalty” means the royalty payable to the Vendors or any of them under the Minera Hispaniola Royalty Agreement;

(y)	“Minera Hispaniola Royalty Agreement” means the agreement(s) attached as Schedule A.3;

(z)	“Mineral Properties” means all of the mineral claims, mining leases, concessions and other mineral properties in respect of which the Royalties are payable or to which any of them pertains;

(aa)	“Non-Mina Cancha Royalties” means all of the Royalties except the Mina Cancha Royalty;

(bb)	“Non-Mina Cancha Royalty Agreements” means all of the Royalty Agreements except the Mina Cancha Royalty Agreement;

(cc)	“Notices” shall have the meaning set forth in Section 15.4;

(dd)	“Operators” means the counter-parties to the Royalty Agreements or their successors;

(ee)	“Parties” means each of the Vendors and the Purchasers and their respective successors and assigns;

(ff)
“Permits” means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to a Royalty;

(gg)
“Person” means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind;

(hh)	“Purchase Price” has the meaning assigned to it in Section 2.2;

(ii)	“Royalties” means the royalties payable to the Vendors or any of them by the terms of the Royalty Agreements and “Royalty” means any one of the foregoing;

(jj)
“Royalty Agreements” means the McDonald Royalty Agreement, Wolverine Royalty Agreement, Minera Hispaniola Royalty Agreement and Mina Cancha Royalty Agreement and “Royalty Agreement” means any one of the foregoing;

(kk)	“Second Closing” has the meaning assigned to it in Section 12.1;

(ll)	“Second Closing Date” means the date which is five Business Days after the expiry or waiver of the Mina Cancha Right of First Refusal;

(mm)
“Taxes” means value-added taxes, sales or commodity taxes, goods and services taxes or similar taxes, stamp duties or other duties and any registration, transfer or other fees imposed or levied in accordance with applicable Law or by Governmental Authority, but excludes taxes on income or capital gains;

(nn)
“Third Party Consents” means the consent of a Governmental Authority, an Operator or other Person required by Laws or the terms of a Royalty Agreement to permit the sale of a Royalty by the Vendors or any of them to any Purchaser pursuant to this Agreement;

(oo)
“Third Party Purchase Rights” means any rights of first offer, rights of first refusal or other rights to purchase any of the Royalties which may be exercisable by an Operator or any other Person or Persons under the terms of a Royalty Agreement as a result of the transactions contemplated by this Agreement;

(pp)	“Wolverine Royalty” means the royalty payable to the Vendors or any of them under the Wolverine Royalty Agreement; and

(qq)	“Wolverine Royalty Agreement” means the agreement(s) attached as Schedule A.2.

1.2	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing a gender include all genders.

1.3	Headings

The headings used in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

1.4	Currency

Except as expressly provided otherwise in this Agreement, all dollar amounts in this Agreement are stated in U.S. currency.

1.5	Schedules

The following Schedules attached hereto are incorporated herein and form part of this Agreement:

Schedule A.1	McDonald Royalty Agreement
Schedule A.2	Wolverine Royalty Agreement
Schedule A.3	Minera Hispaniola Royalty Agreement
Schedule A.4	Mina Cancha Royalty Agreement

Schedule B.1	Form of Assignment- McDonald Royalty
Schedule B.2	Form of Assignment - Wolverine Royalty
Schedule B.3	Form of Assignment - Minera Hispaniola Royalty
Schedule B.4	Form of Assignment - Mina Cancha Royalty

Schedule C	Allocation of Purchase Price

2.	Purchase And Sale Of Royalties

2.1	Purchase and Sale

(a)
Upon the terms and subject to the conditions of this Agreement, the Vendors agree to sell, assign and transfer to IRC, and, except for the McDonald Royalty, IRC agrees to purchase from the Vendors, without representation or warranty of any kind as to title or otherwise except as set forth in Section 5.1, the Royalties (including any royalty payments accrued under the Royalties but not yet received by the Vendors at the First Closing Date).

(b)
Upon the terms and subject to the conditions of this Agreement, the Vendors agree to sell, assign and transfer to IRC Nevada, and IRC Nevada agrees to purchase from the Vendors, without representation or warranty of any kind as to title or otherwise except as set forth in Section 5.1, the McDonald Royalty (including any royalty payments accrued under the McDonald Royalty but not yet received by the Vendors at the First Closing Date).

2.2	Purchase Price

The aggregate purchase price for the Royalties payable by the Purchasers to the Vendors shall be $20,000,000 (the “Purchase Price”). The Parties acknowledge that the Purchase Price is allocated among the Vendors and the Royalties as shown in Schedule C. IRC will pay the Purchase Price allocated to the Non-Mina Cancha Royalties (other than the McDonald Royalty) at the First Closing, and will pay the Purchase Price allocated to the Mina Cancha Royalty at the Second Closing. IRC Nevada will pay the Purchase Price allocated to the McDonald Royalty at the First Closing. Each Purchaser shall pay that part of the Purchase Price payable by it under this Section 2.2 by wire transfers of immediately available funds to a U.S. dollar bank account maintained by one or more of the Vendors in accordance with written instructions provided to the Purchasers by Atna. The Vendors (other than Atna) represent and warrant to the Purchasers that they have irrevocably authorized Atna to provide the foregoing written instructions to the Purchasers.

2.3	Title and Property

Title to and property in the Royalties:

(a)	until Closing, remains solely with the Vendors; and

(b)	passes to the Purchasers with effect from Closing.

2.4	Risk

Risk of loss of or impairment to the Royalties:

(a)	until Closing, remains solely with the Vendors; and

(b)	passes to the Purchasers with effect from Closing.

3.	Pre-Closing Obligations

3.1	General

From the Effective Date up to the Closing Date the Vendors shall:

(a)	use all reasonable efforts to preserve the Royalties;

(b)	except with the prior written approval of the Purchasers and to the extent possible as owner of the Royalties, not allow any Operator to surrender, relinquish or abandon any Mineral Property;

(c)	to the extent required as owner of the Royalties, make all necessary tax, governmental and other filings necessary in respect to the Royalties in a timely fashion; and

(d)
provide to the Purchasers, their respective employees, representatives and agents, full access during normal business hours to the Vendors’ personnel and its facilities and properties and to the Books and Records, and furnish them with all such information relating to the Royalties as the Purchasers or either of them may from time to time reasonably request.

3.2	Further Encumbrances and Dispositions

From the Effective Date, the Vendors shall not:

(a)	allow any Royalty to become subject to any Encumbrance;

(b)	grant or create or agree to grant or create any Encumbrance in or over the Royalties; or

(c)	agree or purport to agree to sell, lease, licence, exchange, transfer, assign, gift over or otherwise alienate or dispose of the Royalties or any interest in the Royalties.

3.3	No Amendment

From the Effective Date, the Vendors shall not, except with the prior written approval of the Purchasers amend the Royalty Agreements or any Permit, or obtain any additional Permit in connection with any Royalty except:

(a)	renewals or replacements of any of the Permits on substantially the same terms and conditions; or

(b)	any additional Permit required so as to maintain the Royalties.

4.	Other Covenants Of Vendors

4.1	Covenant as to Validity of Royalties

If prior to or after the Closing Date the validity of any Royalty, Royalty Agreement or Permit is challenged or payment of any Royalty is refused or an interest in any Royalty is asserted by any third Person, then the Vendors agree to cooperate and fully participate in such legal action as the Purchasers or either of them may consider reasonably necessary so as to confirm the validity and enforceability of any Royalty, Royalty Agreement or Permit, a Purchaser’s title to any Royalty, a Purchaser’s right to receive payments of any Royalty and to enforce such payments. From and after Closing, the Purchaser shall reimburse the Vendors for all reasonable time and out of pocket costs incurred by the Vendors in connection with the foregoing except where, subject to Section 14.1, the circumstances or matters that give rise to or constitute the challenge to any Royalty, Royalty Agreement or Permit, the refusal to pay any Royalty or the assertion of an interest in any Royalty (as the case may be), breach any representation or warranty given or made by the Vendors in Section 5.1.

4.2	Notices and Other Documents

From the Effective Date, the Vendors shall promptly deliver to the Purchasers a true copy of every notice, document, financial statement, report, plan or other correspondence (whether embodied in tangible or electronic form) received by or on behalf of the Vendors which relates in any way to the Royalties, the Royalty Agreements or the Permits, whether received before or after the Closing.

4.3	Registration of Interest

On Closing and after the Closing Date the Vendors shall execute such assignment agreements and applications in such form and content as may be reasonably required by the Purchasers to give notice to the Operators and cause the Purchasers’ interest in the Royalties to be registered to the greatest extent possible under Law.

4.4	Financial and Technical Information

From the Effective Date the Vendors shall provide to the Purchasers as soon as possible following the Effective Date all financial statements, accounting, technical (including any technical reports) and other information pertaining to the Royalties to which the Vendors have access which the Purchasers or either of them require to satisfy disclosure obligations under applicable securities Laws with respect to both offering documents and continuous disclosure documents.

5.	Representations, Warranties And Acknowledgements

5.1	Representations and Warranties of the Vendors

Subject to Section 5.3, each of the Vendors severally and individually represents and warrants to each Purchaser in respect of itself and the Royalties held by it only as follows, and acknowledges that each Purchaser will rely on such representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement.

(a)
Organization and Power - Each of the Vendors is a duly incorporated, organized and validly subsisting corporation in good standing under the laws of its jurisdiction of incorporation and has the necessary corporate power, capacity and authority to enter into this Agreement, to own its interest in the Royalties and to carry out its obligations under this Agreement.

(b)
Due Authorization - The execution and delivery of this Agreement and the other documents to be executed and delivered (including the Assignments) by the Vendors and the carrying out of the transactions contemplated hereby on the part of the Vendors have been duly authorized by all necessary corporate and shareholder action on the part of the Vendors.

(c)
Validity of Agreement - This Agreement and all other agreements to be executed and delivered by the Vendors hereunder at the Closings constitute and will constitute valid, binding and enforceable obligations of the Vendors.

(d)
No Conflicts or Violations - Neither the entering into of this Agreement and the Assignments nor the completion of the transactions contemplated hereby in accordance with the terms hereof will (with or without the lapse of time, the giving of notice or both) result in the violation of any of the terms or provisions of the Charter Documents of the Vendors nor, subject to the expiry or waiver of the Mina Cancha Right of First Refusal, will the entering into of this Agreement or such other documents and agreements:

(1)
result in the violation of any of the terms or provisions of any indenture or other agreement, instrument or obligation to which any of the Vendors is a party or by which it is bound or by which any of the Vendor’s interests in the Royalties is bound or affected;

(2)	conflict with, or result in a breach of, or violate any Law;

(3)
give to any other Person, after the giving of notice or otherwise, any right of termination, cancellation or acceleration in or with respect to any Contract to which any of the Vendors is a party or is subject, or from which it derives benefit, by which any of the Vendors’ interests in the Royalties is bound or affected; or

(4)
result in the creation of any Encumbrance on any Royalty or in a breach of or a default under any Contract giving a third Person security against any Royalty or in the crystallization of any floating charge on any Royalty.

(e)	Ownership - The Vendors:

(1)	are the beneficial owners of, and have good and marketable title to, the Royalties, free and clear of all Encumbrances other than the Third Party Purchase Rights;

(2)	as at Closing will have good and absolute beneficial title to the Royalties free from all Encumbrances; and

(3)
subject to the Third Party Purchase Rights, are able to assign absolutely all the right, title and interest in the Royalties to the Purchaser and except as expressly provided otherwise in this Agreement, upon Closing, the Purchaser will acquire absolutely from the Vendors all of the right, title and interest in and to the Royalties.

(f)	No Right to Royalties - The Vendors have not:

(1)	assigned the Royalties or any of their rights with respect thereto;

(2)	granted or created any Encumbrance on or in respect of the Royalties;

(3)
granted any options to purchase or rights of first refusal with respect to the Royalties, and there are no agreements, Contracts, options, commitments or other rights in favour of, or held by, any Person other than the Purchaser to acquire any of the Royalties or any portion of the Royalties, except the Mina Cancha Right of First Refusal; or

(4)	received any prepayments on account of the Royalties unless expressly provided for in the Royalty Agreements.

(g)
Broker’s Fees - The Vendors have no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which a Purchaser could become liable or obligated.

(h)
Litigation - There is no action, suit, prosecution or other similar proceeding of a material nature of which process initiating the same has been served on the Vendors or any of them or, to the Knowledge of the Vendors, threatened against the Vendors or any of them and affecting any of the Vendors’ interests in the Royalties at law or in equity or before or by any Governmental Authority.

(i)
Consents - Neither the entering into of this Agreement and the Assignments nor the completion of the transactions contemplated hereby in accordance with the terms hereof require any Third Party Consents.

(j)	Purchase Rights - There are no Third Party Purchase Rights, except for the Mina Cancha Right of First Refusal.

(k)	Environmental Liabilities - To the Knowledge of the Vendors, no claims have been asserted by Governmental Authority that Environmental Liabilities exist in contravention of Environmental Laws.

(l)	No Seizure - To the Knowledge of the Vendors, there is no appropriation, expropriation or seizure of any Royalty that is pending or that has been threatened.

(m)	Material Contracts - Schedules A.1 to A.4 (inclusive) contain:

(1)
a complete and accurate listing and description of all Royalty Agreements and Permits by which the Vendors are bound or under which any Vendor is entitled to any benefits pertaining to the Royalties and correct and complete copies of such Royalty Agreements and Permits have been made available to the Purchasers; and

(2)	a complete and accurate listing and description of all Third Party Purchase Rights relating to the Royalties.

(n)
Good Standing - The Vendors are not in breach or default of any of the terms of any Royalty Agreement or Permit and the Vendors are not aware of any breach or default of any term of any Royalty Agreement or Permit by any other party thereto. To the Knowledge of the Vendors, each Royalty Agreement and Permit is in good standing and in full force and effect and no Royalty Agreement or Permit has been amended save as detailed in Schedules A1. to A.4 (inclusive). To the Knowledge of the Vendors, no state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach by the Vendors under any Royalty Agreement or Permit. The Vendors have not received any notice of any default, breach or termination of any Royalty Agreement or Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(o)
Approvals - There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator, nor is there any consent, approval, release or waiver from any third party, except for the Third Party Purchase Rights, that is required for the execution or delivery by the Vendors of this Agreement, or the completion or performance by the Vendors of the sale of the Royalties to the Purchasers, or the validity or enforceability of this Agreement against the Vendors.

(p)
No Adverse Knowledge - Except as disclosed in this Agreement, the Vendors have no information or knowledge of any fact relating to any Royalty, any Royalty Agreement, any Permit or the counterparty to any Royalty Agreement which might reasonably be expected to materially and adversely affect any Royalty.

(q)	Full Disclosure - The Vendors have disclosed to the Purchasers all facts relating to the Royalties which could be reasonably expected to be material to a Person intending to purchase the Royalties.

5.2	Representations and Warranties of the Purchasers

Each Purchaser severally and individually represents and warrants to the Vendors as follows, and acknowledges that the Vendors will rely on such representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement.

(a)
Organization and Power - The Purchaser is a duly incorporated, organized and validly subsisting company in good standing under the laws of its jurisdiction of incorporation and has the necessary corporate power, capacity and authority to enter into this Agreement and to carry out its obligations under this Agreement.

(b)
Due Authorization - The execution and delivery of this Agreement and the other documents to be executed and delivered by the Purchaser hereunder and the carrying out of the transactions contemplated hereby on the part of the Purchaser have been duly authorized by all necessary corporate and shareholder action on the part of the Purchaser.

(c)
Validity of Agreement - This Agreement and all other agreements to be executed and delivered by the Purchaser hereunder constitute and will constitute valid, binding and enforceable obligations of the Purchaser.

(d)
No Conflicts or Violations - Neither the entering into of this Agreement and the other documents and agreements to be executed and delivered by the Purchaser hereunder nor the completion of the transactions contemplated hereby in accordance with the terms hereof will conflict with or result in the breach or violation of any Law or any of the terms and provisions of the Charter Documents of the Purchaser or of any indenture or other agreement, instrument or obligation to which the Purchaser is a party or by which it is bound, or give to any other Person, after the giving of notice or otherwise, any right of termination, cancellation or acceleration in or with respect to any agreement or other instrument to which the Purchaser is a party or is subject, or from which it derives benefit.

(e)
Broker’s Fees - The Purchaser has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Vendors or any of them could become liable or obligated.

5.3	No Implied Representations or Warranties

Except as expressly set forth in Section 5.1, the Purchasers acknowledge that the Vendors make no implied representations or warranties with respect to the subject matter of this Agreement, all of which are excluded, and no express or implied representations or warranties are or have been made relating to the following and each Purchaser acknowledges that it is relying solely upon its own investigations with respect to such matters:

(a)
Condition of Mineral Properties - the value, merchantability or fitness for any purpose of the Mineral Properties; the existence or presence of any mineral substance or ore; the feasibility or profitability of any mining operation on or with respect to the Mineral Properties; the value of the Royalties; the right or ability of the Operators to mine or produce minerals from the Mineral Properties; the likelihood that minerals can or will be removed from the Mineral Properties in commercially saleable quantities; the physical condition of the Mineral Properties; whether the activities of the Operators or other Persons on or in respect of the Mineral Properties have been in compliance with Law; the existence of contaminants on the Mineral Properties; or environmental or other liabilities associated with the Mineral Properties;

(b)
Data - the accuracy or completeness of any information, documentation or data delivered by the Vendors to the Purchasers or their respective representatives in connection with the Purchasers’ due diligence enquiries relating to the Royalties, the Mineral Properties or otherwise; or

(c)	Royalties - the validity or enforceability of the Royalty Agreements; or the right or ability of the Operators to pay the Royalties.

5.4	Due Diligence

Each Purchaser acknowledges that it has had such opportunity as it requires to conduct due diligence including, without limitation, through inquiries made of Governmental Authorities and the Operators, in respect of all matters pertaining to the Royalties, the Royalty Agreements and the Mineral Properties.

5.5	Registration of Assignments

The Purchasers shall be responsible for any required registrations or filings of the Assignments with Governmental Authorities.

6.	Pre-Closing Covenants

6.1	Mina Cancha Right of First Refusal

On or before the First Closing Date, the Vendors will give notice as required by the terms of the Mina Cancha Royalty Agreement to the holder of the Mina Cancha Right of First Refusal.

7.	Conditions Of First Closing

7.1	Mutual Conditions

The obligations of the Vendors and the Purchasers to consummate transactions at the First Closing as provided in Article 11, are subject to fulfillment of the condition that no injunction or restraining order shall be in effect or have been instituted and remain pending which prohibits the transactions contemplated by this Agreement.

The condition in this Section 7.1 is inserted for the mutual benefit of the Vendors and the Purchasers and may be waived in whole or in part if and only if jointly waived in writing by the Vendors and the Purchasers.

7.2	Purchaser’s Conditions

The obligation of the Purchasers to consummate transactions at the First Closing, as provided in Article 11, is subject to fulfillment of the following conditions:

(a)
Representations and Warranties - Subject to Section 5.4, the representations and warranties of the Vendors made in this Agreement shall be true and correct in all material respects as if made at and as of the First Closing Date.

(b)	Performance of Covenants - All covenants to be performed by the Vendors hereunder on or before the First Closing Date shall have been performed in all material respects.

(c)
Absence of Change of Conditions - No event will have occurred or condition or situation will have arisen or legislation (whether by statute, rule, regulation, by-law or otherwise) will have been enacted or introduced which might reasonably be expected to have an adverse effect upon the Royalties.

(d)	Absence of Damage - No loss of or impairment to the Royalties will have occurred.

The conditions in this Section 7.2 are for the exclusive benefit of the Purchasers and may be waived by the Purchasers in whole or in part by Notice to the Vendors from the Purchasers.

7.3	Vendors’ Conditions

The obligations of the Vendors to consummate transactions at the First Closing as provided in Article 11, are subject to fulfillment of the following conditions:

(a)
Representations and Warranties - The representations and warranties of the Purchasers made in this Agreement shall be true and correct in all material respects as if made on and as of the First Closing Date.

(b)	Performance of Covenants - All covenants to be performed by the Purchasers hereunder on or before the First Closing Date pursuant to this Agreement shall have been performed in all material respects.

The conditions in this Section 7.3 are for the exclusive benefit of the Vendors and may be waived by the Vendors in whole or in part by Notice to the Purchasers from the Vendors.

8.	Conditions Of Second Closing

8.1	Mutual Conditions

The obligations of the Vendors and IRC to consummate the transactions at the Second Closing as provided in Article 12, are subject to fulfillment of:

(a)	First Closing - the condition that the First Closing shall have been completed;

(b)
No Injunction - the condition that no injunction or restraining order shall be in effect or have been instituted and remain pending which prohibits the transactions to be consummated at the Second Closing as provided in Article 12;

(c)	Third Party Purchase Rights - the condition that the Mina Cancha Right of First Refusal has been waived or has expired.

The conditions in this Section 8.1 are inserted for the mutual benefit of the Vendors and IRC and may be waived in whole or in part if and only if jointly waived by the Vendors and IRC.

9.	Exercise Of Third Party Purchase Rights

9.1	Mina Cancha Right of First Refusal

If at any time the Mina Cancha Right of First Refusal is exercised in accordance with the terms of the Mina Cancha Royalty Agreement, the Vendors will use commercially reasonable efforts to complete the sale of the Mina Cancha Royalty to the Person who has exercised such right and when such sale has been completed give Notice to IRC of that fact and that the condition set forth in Section 8.1(c) has become incapable of fulfillment.

10.	Termination

10.1	Unfulfilled Conditions

This Agreement shall be subject to termination as follows:

(a)
by the Vendors by Notice to the Purchasers on or before the First Closing Date if any one or more of the conditions set forth in Sections 7.1 or 7.3 has become incapable of fulfillment or has not been fulfilled on the First Closing Date and has not been waived by the Vendors;

(b)
by the Purchasers by Notice to the Vendors on or before the First Closing Date if any one or more of the conditions set forth in Sections 7.1 or 7.2 has become incapable of fulfillment or has not been fulfilled on the First Closing Date and has not been waived by the Purchasers;

(c)
by the Vendors by Notice to IRC on or before the Second Closing Date if any one or more of the conditions set forth in Section 8.1 has become incapable of fulfillment or has not been fulfilled on the Second Closing Date and has not been waived by the Vendors; or

(d)
by IRC by Notice to the Vendors on or before the Second Closing Date if any one or more of the conditions set forth in Section 8.1 has become incapable of fulfillment or has not been fulfilled on the Second Closing Date and has not been waived by IRC.

10.2	Rights and Remedies for Breach Survive

Any termination under Section 10.1 shall be without prejudice to any right or remedy of any Party with respect to a breach of this Agreement by any other Party.

11.	First Closing

11.1	Time and Place

Except as provided in Article 12, the Vendors and Purchasers shall consummate and close all of the transactions contemplated herein in respect of the Royalties (the “First Closing”) at the offices of Bull, Housser and Tupper LLP, 3000 - 1055 West Georgia Street, Vancouver, British Columbia (or at such other place as the Parties may mutually agree) at 10:00 a.m., local time, on the First Closing Date. The First Closing may be postponed to a later time and date by mutual agreement signed by the Parties. If the First Closing is postponed all references to the First Closing Date in this Agreement shall refer to the postponed date.

11.2	Documents to be Delivered and Payments to be Made by the Purchaser

At the First Closing the Purchasers shall deliver or cause to be delivered to the Vendor:

(a)
a covenant of the Purchasers (which shall be included in the applicable Assignments) in favour of the Vendors agreeing to assume and pay or perform and indemnify the Vendors against the Assumed Liabilities and the Environmental Liabilities in respect of the Non-Mina Cancha Royalties in the manner and to the extent provided in this Agreement, or such other documents as the Vendors may reasonably require in order to provide for such assumption and indemnity;

(b)	an agreement, in form and substance satisfactory to the Vendors containing the covenants and provisions set out at paragraphs (a) and (b) of Section 8.2 of the Minera Hispaniola Royalty Agreement;

(c)
a certificate of an officer of IRC as to the accuracy as of the First Closing Date of each Purchaser’s representations and warranties and the performance of its covenants to be performed at or before the First Closing; and

(d)	the wire transfer of immediately available funds for the portion of the Purchase Price allocated to the Non-Mina Cancha Royalties in accordance with the instructions delivered pursuant to Section 2.2.

11.3	Documents to be Delivered by the Vendor

At the First Closing the Vendors shall deliver or cause to be delivered to the Purchasers upon receipt of bank confirmation that the full amount of the Purchase Price allocated to the Non-Mina Cancha Royalties has been received in accordance with the instructions delivered pursuant to Section 2.2:

(a)	assignments of the Non-Mina Cancha Royalties in the forms attached as Schedules B.1 to B.3;

(b)
a certificate of an officer of Atna as to the accuracy as of the Closing Date of the Vendors’ representations and warranties and the performance of the Vendors’ covenants to be performed at or before the First Closing;

(c)
certified copies of those resolutions of the directors and, if required, shareholders of the Vendors required to be passed to authorize the execution, delivery and implementation of this Agreement and of all documents to be delivered by the Vendors under this Agreement;

(d)	a written receipt for each Purchaser in respect of the payment of the portion of the Purchase Price allocated to the Non-Mina Cancha Royalties; and

(e)	if not previously delivered to the Purchasers, the original Books and Records pertaining to the Non-Mina Cancha Royalties.

11.4	Concurrent Delivery

It will be a condition of the First Closing that all matters of payment and the execution and delivery of documents by any Party to another Party pursuant to the terms of this Agreement will be concurrent requirements and that nothing will be complete at the First Closing until everything required as a condition precedent to the First Closing has been paid, executed and delivered, as the case may be.

12.	Second Closing

12.1	Time and Place

The Vendors and IRC shall consummate and close all of the transactions contemplated herein in respect of the Royalties not consummated and closed as provided in Article 11 (the “Second Closing”) at the offices of Bull, Housser and Tupper LLP, 3000 - 1055 West Georgia Street, Vancouver, British Columbia (or at such other place as the Parties may mutually agree) at 10:00 a.m., local time, on the Second Closing Date. The Second Closing may be postponed to a later time and date by mutual agreement signed by the Parties. If the Second Closing is postponed all references to the Second Closing Date in this Agreement shall refer to the postponed date.

12.2	Documents to be Delivered by the Purchaser

At the Second Closing IRC shall deliver or cause to be delivered to the Vendor:

(a)
a covenant of IRC (which shall be included in the applicable Assignment) in favour of the Vendors agreeing to assume and pay or perform and indemnify the Vendors against the Assumed Liabilities and the Environmental Liabilities in respect of the Mina Cancha Royalty in the manner and to the extent provided in this Agreement, or such other documents as the Vendors may reasonably require in order to provide for such assumption and indemnity; and

(b)	the wire transfer of immediately available funds for the portion of the Purchase Price allocated to the Mina Cancha Royalty in accordance with the instructions delivered pursuant to Section 2.2.

12.3	Documents to be Delivered by the Vendors

At the Second Closing the Vendors shall deliver or cause to be delivered to IRC:

(a)	an assignment of the Mina Cancha Royalty in the form attached as Schedule B.4;

(b)	a written receipt for the payment of the portion of the Purchase Price allocated to the Mina Cancha Royalty; and

(c)	if not previously delivered to IRC, the original Books and Records pertaining to Mina Cancha Royalty.

12.4	Concurrent Delivery

It will be a condition of the Second Closing that all matters of payment and the execution and delivery of documents by any Party to another Party pursuant to the terms of this Agreement will be concurrent requirements and that nothing will be complete at the Second Closing until everything required as a condition precedent to the Second Closing has been paid, executed and delivered, as the case may be.

13.	Assumption Of Liabilities; Related Indemnities

13.1	Assumed Liabilities

From and after the First Closing or the Second Closing, as the case may be, each Purchaser shall assume the Royalty Agreements to be assigned to it at that Closing and all obligations of the Vendors thereunder and shall assume, pay and discharge as and when due and be responsible for all liabilities, if any, arising out of, under or by virtue of the Royalty Agreements or arising out of, under or by virtue of the ownership by the Vendors or any of them of the Royalties, in any such case whether fixed, absolute or contingent which arise or accrue on or after the First Closing or Second Closing, as the case may be (collectively, the “Assumed Liabilities”). Each Purchaser shall indemnify and save the Vendors harmless from all claims, demands, suits and actions in respect of the Assumed Liabilities assumed by it.

13.2	Payment of Certain Taxes on Sale and Transfer

The Purchasers shall be responsible for and shall pay when due any Taxes payable by the Vendors or any of them or by the Purchasers in respect of the sale and transfer of the Royalties to the Purchasers including any Taxes payable in respect of Assignments. The Vendors and the Purchaser shall use their commercially reasonable efforts in good faith to minimize or eliminate any such Taxes. The Purchasers shall have the right to contest the imposition of any such tax and the Vendors shall cooperate with any Purchaser in any opposition, contest or challenge to any attempt by any Governmental Authority to impose any such tax. The Purchase Price is exclusive of Taxes.

13.3	Indemnification by Purchaser

In accordance with the procedures in Section 13.5, each of the Purchasers agrees severally and individually to indemnify the Vendors and their respective directors, officers, employees, agents, and representatives against and agrees to hold the Vendors and their respective directors, officers, employees, agents, and representatives harmless from any and all damages, claims, losses, liabilities, fines, penalties and expenses incurred or suffered by the Vendors or any of them or their respective directors, officers, employees, agents, and representatives or any of them arising out of:

(a)	any misrepresentation or breach of warranty by the Purchaser of which Notice has been given under Section 13.5 before expiration of the representation or warranty as provided in Section 14.2;

(b)	any breach or failure to perform any covenant or agreement made or to be performed by the Purchaser pursuant to this Agreement;

(c)	any liabilities or obligations assumed or for which the Purchaser is responsible as provided in Section 13.1 or Section 13.2; and

(d)	from and after the First Closing or the Second Closing, as the case may be, all Environmental Liabilities assumed by it.

For the avoidance of doubt, the Vendors acknowledge and agree that the Assumed Liability and the Environmental Liabilities do not include any liabilities which were incurred, arose or accrued prior to the First Closing or the Second Closing, as the case may be, whether under any Environmental Laws or otherwise.

Each Purchaser’s liability under this Section 13.3 will be reduced proportionately to the extent that any damage, claim, loss, liability, fine, penalty or expense was caused by or arose from the fraud, negligent act or omission, default (including misrepresentation or breach of warranty) or willful misconduct of a Vendor, or any of its directors, officers, employees, agents or representatives.

13.4	Indemnification by Vendors

In accordance with the procedures in Section 13.5, each of the Vendors agrees severally and individually to indemnify each Purchaser and its directors, officers, employees, agents, and representatives against and agrees to hold each Purchaser and its directors, officers, employees, agents, and representatives harmless from any and all damages, claims, losses, liabilities, fines, penalties and expenses incurred or suffered by that Purchaser or its directors, officers, employees, agents, and representatives arising out of:

(a)	any misrepresentation or breach of warranty by such Vendor of which Notice has been given under Section 13.5 before expiration of the representation or warranty as provided in Section 14.1; and

(b)	any breach or failure to perform any covenant or agreement made or to be performed by the Vendors pursuant to this Agreement;

The Vendor’s liability under this Section 13.4 will be reduced proportionately to the extent that any damage, claim, loss, liability, fine, penalty or expense was caused by or arose from the fraud, negligent act or omission, default (including misrepresentation or breach of warranty) or willful misconduct of a Purchaser.

13.5	Claims of Indemnity

A Party claiming for indemnity under this Article 13 (the “Indemnitee”) shall give prompt Notice of any claim, action, proceeding or circumstances that could reasonably give rise to such a claim to the Party which has agreed to indemnify it (the “Indemnitor”). Inadvertent failure to give such prompt Notice will not preclude the Indemnitee from pursuing the claim unless and to the extent that the Indemnitor is materially prejudiced by such failure. The Indemnitor may, and will, if directed to do so by the Indemnitee, at its own expense and in the name of the Indemnitee or otherwise, dispute any claim made, or any matter on which a claim could be made, by a third party in respect of which a Notice has been given by the Indemnitee under this Section 13.5 and may retain legal counsel acceptable to the Indemnitee to have conduct of any proceeding relating to such a claim, The Indemnitee may employ separate counsel with respect to any such claims brought by a third party and participate in the defense thereof, provided the fees and expenses of such counsel shall be the responsibility of the Indemnitee unless:

(a)	the Indemnitor fails to assume the defence of such claim on behalf of the Indemnitee within five days of receiving Notice of such claim; or

(b)	the employment of such counsel has been authorized by the Indemnitor;

in each of which cases the Indemnitor shall not have the right to assume the defense of such suit on behalf of the Indemnitee but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnitee. For the purpose of confirming or disputing such a claim, the Indemnitee will provide full and complete disclosure to the Indemnitor and complete access to and right of inspection by the representatives of the Indemnitor of all documents and records in the possession or control of the Indemnitee relating to such claim. If any security is required to be provided for the purpose of defending or contesting any such claim, including, without limitation, any appeal of any judgment, the Indemnitor shall provide such security and all monies or property representing such security received by the Indemnitee as a result of a successful defense or contestation will be held in trust by the Indemnitee for the benefit of the Indemnitor and will be remitted to the Indemnitor on demand. Neither the Indemnitee nor the Indemnitor shall settle, compromise or pay any claim for which indemnity is sought hereunder except with the prior written consent of the other, such consent not to be unreasonably withheld, or in the case of the Indemnitee unless the Indemnitor fails to dispute and defend such claim.

Despite the foregoing, the Parties agree that nothing in this Section 13.5 obligates any Party to disclose any matter or thing which is the subject of legal professional privilege, is a disclosure which would cause a Party to be in default under any Contract with any third Person (other than an affiliate of that Party) or that could be reasonably expected to void any insurance coverage.

14.	Survival Of Representations, Warranties And Covenants

14.1	Vendors’ Representations, Warranties and Covenants

All representations and warranties made by the Vendors in this Agreement or under this Agreement shall, unless otherwise expressly stated, survive the Closings and any investigation at any time made by or on behalf of the Purchasers, and shall continue in full force and effect for the benefit of the Purchasers for a period of twelve months after the First Closing. All covenants and agreements made by the Vendors in this Agreement or under this Agreement shall survive the Closings and any investigation at any time made by or on behalf of the Purchasers and shall continue in full force and effect for the benefit of the Purchasers.

14.2	Purchaser’s Representations, Warranties and Covenants

All representations and warranties made by the Purchasers in this Agreement or under this Agreement shall, unless otherwise expressly stated, shall survive the Closings and any investigation at any time made by or on behalf of the Vendors, and shall continue in full force and effect for the benefit of the Vendors for a period of twelve months after the First Closing. All covenants and agreements made by the Purchasers in this Agreement or under this Agreement shall survive the Closings and any investigation at any time made by or on behalf of the Vendors and shall continue in full force and effect for the benefit of the Vendors.

14.3	Limited Remedy in Respect of Minera Hispaniola Royalty

Except in the case of fraud or wilful breach, the maximum liability of the Vendors to the Purchasers for any breach of the warranties and representations given or made by the Vendors or any of them in Section 5.1(i) and Section 5.1(o) in respect of the Minera Hispaniola Royalty is limited in aggregate to that amount of the Purchase Price allocated to the Minera Hispaniola Royalty in Schedule C.

14.4	Limited Remedy in Respect of Mina Cancha Royalty

Except in the case of fraud or wilful breach, the maximum liability of the Vendors to the Purchasers for any breach of the warranties and representations given or made by the Vendors or any of them in Section 5.1(i) and Section 5.1(o) in respect of the Mina Cancha Royalty is limited in aggregate to that amount of the Purchase Price allocated to the Mina Cancha Royalty in Schedule C.

15.	Miscellaneous

15.1	Confidentiality

The Parties acknowledge that the Confidentiality Agreement will be terminated on and from the completion of the Second Closing.

15.2	Expenses

The Parties shall each bear all of their own costs and expenses, including consultants’ and attorneys’ fees, incurred in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby.

15.3	Public Announcements

The Parties acknowledge that the Vendors and the Purchasers will disclose the existence and terms and conditions of this Agreement and file this Agreement as required by applicable Laws and the policies of the stock exchanges on which the shares of Atna or IRC are listed for trading, provided that the Vendors and the Purchasers will consult as to the form of the Agreement to be filed, and the Vendors acknowledge that the Purchaser will thereafter continue to disclose information concerning this Agreement, the Royalties, and the Mineral Properties to industry analysts and members of the public. Each Party shall comply with all applicable Laws and shall not attribute any statements regarding this Agreement or the Royalties to any other Party. Each Party will provide a draft of its initial proposed press release to all other Parties sufficiently in advance of its release to provide the other Parties a reasonable opportunity to review and comment on the content thereof.

15.4	Notices

All notices, requests, demands, claims, and other communications hereunder (“Notices”) must be in writing. Any Party may send any Notice to the intended recipient at the address set forth below using certified mail, nationally recognized express courier, personal delivery or facsimile transmittal, and any such Notice will be deemed to have been duly given (a) three days after being deposited in the U.S. or Canadian mail, postage prepaid, (b) the next Business Day after being deposited with a nationally recognized overnight courier and upon confirming delivery with such courier, and (c) when actually received by an individual at the intended recipient’s facsimile number and acknowledged as received.

If to the Vendors:	Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401-3119
Attn: James K. B. Hesketh
Telephone: 303.278.8464
Facsimile: 303.279.3772

If to the Purchasers:	International Royalty Corporation
10 Inverness Drive East, Suite 104
Englewood, Colorado 80112
Attn: Mr. Paul H. Zink
Telephone: 303.799.9020
Facsimile: 303.799.9017

Notice to the Vendors in accordance with this Section 15.4 shall be effective as Notice to all the Vendors hereunder and Notice from Atna shall be effective as Notice from or on behalf of the Vendors collectively. Notice to the Purchasers in accordance with this Section 15.4 shall be effective as Notice to all the Purchasers hereunder and Notice from IRC shall be effective as Notice from or on behalf of the Purchasers collectively. Any Party may change the address to which Notices are to be delivered by giving the other Parties Notice in the manner herein set forth.

15.5	Entire Agreement

This Agreement, including the Schedules hereto, constitutes the entire agreement between the Parties in relation to the transactions herein contemplated and, except as specifically set out herein, or in any documents delivered at the Closing pursuant hereto, supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, among the parties with respect to the subject matter of this Agreement, including without limitation the letter agreement between IRC and Atna dated July 14, 2008, and there are no collateral agreements other than as expressly set forth or referred to in this Agreement.

15.6	Amendments and Waivers

This Agreement may not be amended except by written agreement among all the Parties. No waiver of any provision of this Agreement will be valid unless it is in writing and signed by each Party. No such waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

15.7	Severability

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

15.8	Assignment

No Party may assign any right, benefit or interest in this Agreement or the subject matter hereof without the written consent of all other parties hereto and any purported assignment without such consent shall be void and of no effect.

15.9	Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

15.10	Conflict Between Documents

Unless otherwise specifically stated, the provisions of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any Assignment or other document or instrument executed or delivered by any Party in connection with the transactions contemplated hereby.

15.11	Time

Time shall be of the essence of this Agreement.

15.12	Governing Law

This Agreement will be governed by and construed in accordance with the laws of British Columbia without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than British Columbia.

15.13	Execution

This Agreement may be executed by the Parties in one or more counterparts and by facsimile, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

As Evidence Of Their Agreement the Parties have executed this Agreement as of the date first above written.

Atna Resources Ltd.
Per:
Authorized Signatory

Canyon Resources Corporation
Per:
Authorized Signatory

CR International Corporation
Per:
Authorized Signatory

International Royalty Corporation
Per:
Authorized Signatory

IRC Nevada Inc.
Per:
Authorized Signatory